James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Executive Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK). Interim Chief Executive Officer and Director: Harold Wiens (USA) Company number: 485719 ARBN: 097 829 895 30 June 2022 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 29 June 2022. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. EXHIBIT 99.1

James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 29 June 2022 Dear Sir/Madam, Re: Disclosure of Holding below 4% Threshold Superannuation and Investments HoldCo Pty Ltd on behalf of its subsidiaries: Avanteos Investments Limited and Colonial First State Investments Limited, have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 3.995% ordinary share capital, as at 27 June 2022. This is based upon 17,793,779 shares held and a total of 445,431,671 voting rights on issue. Superannuation and Investments HoldCo Pty Ltd ACN 644 660 882 Ground Floor Tower 1, 201 Sussex Street, Sydney, NSW, 2000, Australia

Page 2 The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd before notification obligation on 26 June 2022: Entity Registered Holder Holdings of CDI's Relevant Interest % Colonial First State Investments Limited Citibank N A Hong Kong 6,547,257 1.470% Colonial First State Investments Limited Citicorp Nominees Pty Limited (Australia) 10,132,981 2.275% Avanteos Investments Limited Colonial First State Investments Limited 29,316 0.007% Colonial First State Investments Limited Colonial First State Investments Limited 27,869 0.006% Colonial First State Investments Limited Northern Trust Company 1,196,661 0.269% Colonial First State Investments Limited UBS Nominees Pty Ltd 45,677 0.010% 17,979,761 4.036% The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd on notification obligation on 27 June 2022: Entity Registered Holder Holdings of CDI's Relevant Interest % Colonial First State Investments Limited Citibank N A Hong Kong 6,547,257 1.470% Colonial First State Investments Limited Citicorp Nominees Pty Limited (Australia) 9,936,993 2.231% Avanteos Investments Limited Colonial First State Investments Limited 29,316 0.007% Colonial First State Investments Limited Colonial First State Investments Limited 27,875 0.006% Colonial First State Investments Limited Northern Trust Company 1,196,661 0.269% Colonial First State Investments Limited UBS Nominees Pty Ltd 55,677 0.012% 17,793,779 3.995%

Page 3 Transactions on the notification obligation date: Date of Change Registered Company Class Transaction Type Number of Securities Cash Consideration Monday, 27 June 2022 UBS Nominees Pty Ltd Chess Depository Interests Purchase 10,000 329,775.00 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 32 1,057.92 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 3 99.18 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 2 66.12 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 2 66.12 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 2 66.12 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 4 132.24 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 2 66.12 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 2 66.12 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 3 99.18 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 26 857.35 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 13 428.68 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 2 66.12 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 5 164.88 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 2 66.12

Page 4 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 2 66.12 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 18 593.55 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 43 1,417.93 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Sale 1 33.06 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 2 65.95 Monday, 27 June 2022 Colonial First State Investments Limited Chess Depository Interests Purchase 5 164.88 Monday, 27 June 2022 Citicorp Nominees Pty Limited (Australia) Chess Depository Interests Purchase 4,012 131,673.84 Monday, 27 June 2022 Citicorp Nominees Pty Limited (Australia) Chess Depository Interests Sale 200,000 6,587,840.00 Thank you for your attention in this matter. Yours faithfully, Mai Poon Senior Manager Corporate Actions